Exhibit 99.7

Consent of J. Andrew Cormier

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”), I, J. Andrew Cormier, consent to the use of and reference to my name, including as an expert or "qualified person", and the inclusion and incorporation by reference in the Annual Report, of the information prepared by me, that I supervised the preparation of, or that was reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Annual Report, including all information of a scientific or technical nature included or incorporated by reference in the Annual Report not otherwise covered by any other named expert therein.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-252957), as amended.

/s/ J. Andrew Cormier
J. Andrew Cormier, P.Eng.
Orla Mining Ltd.

Dated: March 18, 2022